Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters subject to the vote at general meetings of Baidu, Inc. (the “Company”). Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing eight of our Class A ordinary shares, are listed on Nasdaq in the United States under the symbol BIDU.

This announcement is for information purposes only and is not an invitation or offer to sell or acquire or the solicitation of an offer to buy securities in the United States or in any other jurisdiction in which such invitation, offer, acquisition, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

NOTICE OF LISTING ON THE STOCK EXCHANGE

OF HONG KONG LIMITED

CNY4,400,000,000 1.90% SENIOR NOTES DUE 2029

(Debt Stock Code: 85063)

(the “Notes”)

Baidu, Inc.

百度集團股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Codes: 9888 (HKD counter) and 89888 (RMB counter))

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of, and permission to deal in, the Notes by way of debt issues to professional investors (as defined in Chapter 37 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) only, as described in the offering memorandum relating thereto dated September 8, 2025. The listing of and permission to deal in the Notes is expected to become effective on September 16, 2025.

By order of the Board
Baidu, Inc.
Mr. Robin Yanhong Li
Chairman of the Board and Chief Executive Officer

Hong Kong, September 15, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Robin Yanhong Li as director, and Mr. James Ding, Mr. Yuanqing Yang, Mr. Jixun Foo, Ms. Sandy Ran Xu and Ms. Xiaodan Liu as independent directors.